Exhibit 99.1

FF301 Page 1 of 8 v 1.0.2 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 October 2023 Status: Resubmission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Noah Holdings Private Wealth and Asset Management Limited Date Submitted: 10 November 2023 I. Movements in Authorised / Registered Share Capital 1. Class of shares Ordinary shares Type of shares Not applicable Listed on SEHK (Note 1) Yes Stock code 06686 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 100,000,000 USD 0.0005 USD 50,000 Increase / decrease (-) 900,000,000 USD Balance at close of the month 1,000,000,000 USD 0.00005 USD 50,000 Total authorised/registered share capital at the end of the month: USD 50,000 Remarks: On October 26, 2023, the Shareholders at the EGM have approved the proposed Share Subdivision, in which each issued and unissued Share with a par value of US$0.0005 each be subdivided into ten (10) Subdivided Shares with a par value of US$0.00005 each and such Share Subdivision were effective on October 30, 2023. Immediately following the Share Subdivision being effective, the authorized share capital of the Company has become US$50,000 divided into 1,000,000,000 Subdivided Shares, of which 319,455,750 Subdivided Shares are in issue and fully paid or credited as fully paid. Details are set out in the Company's circular dated September 19, 2023 (the "Circular"). Capitalized terms shall have the meanings ascribed to them in the Circular.

FF301 Page 2 of 8 v 1.0.2 II. Movements in Issued Shares 1. Class of shares Ordinary shares Type of shares Not applicable Listed on SEHK (Note 1) Yes Stock code 06686 Description Balance at close of preceding month 31,945,575 Increase / decrease (-) 287,510,175 Balance at close of the month 319,455,750 Remarks: On October 26, 2023, the Shareholders at the EGM have approved the proposed Share Subdivision, in which each issued and unissued Share with a par value of US$0.0005 each be subdivided into ten (10) Subdivided Shares with a par value of US$0.00005 each and such Share Subdivision were effective on October 30, 2023. Immediately following the Share Subdivision being effective, the authorized share capital of the Company has become US$50,000 divided into 1,000,000,000 Subdivided Shares, of which 319,455,750 Subdivided Shares are in issue and fully paid or credited as fully paid. Details are set out in the Circular. Capitalized terms shall have the meanings ascribed to them in the Circluar.

FF301 Page 3 of 8 v 1.0.2 III. Details of Movements in Issued Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares issuable Ordinary shares Type of shares Not applicable Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 06686 Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month No. of new shares of issuer issued during the month pursuant thereto (A) No. of new shares of issuer which may be issued pursuant thereto as at close of the month The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month 1). 2010 Share Incentive Plan - share options 271,442 271,442 2,714,420 0 General Meeting approval date (if applicable) 2). 2017 Share Incentive Plan - share options 430,045 Lapsed -12,503 417,542 4,175,420 0 General Meeting approval date (if applicable) 3). 2022 Share Incentive Plan - share options 25,000 25,000 250,000 29,700,000 General Meeting approval date (if applicable) 16 December 2022 Total A (Ordinary shares): Total funds raised during the month from exercise of options: Remarks: (1) No further options will be granted under the 2010 Share Incentive Plan and 2017 Share Incentive Plan of the Company after December 23, 2022 (being the date on which the Primary Conversion became effective) as both plans have been terminated. (2) The scheme mandate limit under the 2022 Share Incentive Plan is 3,000,000 ordinary shares, which shall be applicable to options (as set out above) and share appreciation rights and Other Awards (as set out in Section III(D) of this monthly return) of the Company. The information under "The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month" represents the maximum number of the shares may be issued upon exercise of all share options to be granted under the 2022 Share Incentive Plan at close of the month.

FF301 Page 4 of 8 v 1.0.2 (3) Please refer to the remarks in tables I and II above. (B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable (C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable (D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) 1. Class of shares issuable Ordinary shares Type of shares Not applicable Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 06686 Description General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (D) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). 2017 Share Incentive Plan - other than share options 0 0 2). 2022 Share Incentive Plan - other than share options 16 December 2022 0 50,000 3). RSU Plan 0 29,720,910 Total D (Ordinary shares): 0 Remarks: (1) No further awards will be granted under the 2017 Share Incentive Plan of the Company after December 23, 2022 (being the date on which the Primary Conversion became effective) as the 2017 Share Incentive Plan has been terminated. Certain number of shares have been issued before the date on which Primary Conversion became effective. Such issued shares have been and are expected to be utilized to satisfy the awards granted under the 2017 Share Incentive Plan upon vesting. As a result, no new shares will be issued to satisfy the awards granted under the 2017 Share Incentive Plan. (2) Under the 2022 Share Incentive Plan, the option, share appreciation rights, restricted share unit award, restricted share award, dividend equivalent award, and share payment award are collectively referred to as the “Awards”. The Awards other than the option and the share appreciation rights are collectively referred to as the “Other Awards”, the details of which may refer to the circular of the Company dated November 14, 2022. (3) The scheme mandate limit under the 2022 Share Incentive Plan is 3,000,000 ordinary shares, which shall be applicable to options (as set out in Section III(A) of this monthly return), share appreciation rights and Other Awards of the Company. (4) RSU Plan refers to the restricted shares units that the Company has issued to certain clients who accepted settlement plans relating to Camsing Incident, the details of which may refer to the Prospectus of the Company dated June 30, 2022. (5) Please refer to the remarks in tables I and II above.

FF301 Page 5 of 8 v 1.0.2 (E). Other Movements in Issued Share 1. Class of shares issuable (Note 5 and 6) Ordinary shares Type of shares Not applicable Shares issuable to be listed on SEHK (Note 1, 5 and 6) Yes Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6) 06686 Type of Issue At price (if applicable) Currency Amount Issue and allotment date (Note 5 and 6) General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (E) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). Capital reorganisation 30 October 2023 26 October 2023 287,510,175 0 Total E (Ordinary shares): 287,510,175 Total increase / decrease (-) in Ordinary shares during the month (i.e. Total of A to E) 287,510,175

FF301 Page 6 of 8 v 1.0.2 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 7 of 8 v 1.0.2 V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Jingbo Wang Title: Director (Director, Secretary or other Duly Authorised Officer) Notes 1. SEHK refers to Stock Exchange of Hong Kong. 2. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301 Page 8 of 8 v 1.0.2 3. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 4. If there is insufficient space, please submit additional document. 5. In the context of repurchase of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and ． “class of shares issuable” should be construed as “class of shares repurchased”; and ． “issue and allotment date” should be construed as “cancellation date” 6. In the context of redemption of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and ． “class of shares issuable” should be construed as “class of shares redeemed”; and ． “issue and allotment date” should be construed as “redemption date”